REEF OIL & GAS INCOME AND DEVELOPMENT FUND III, L.P.
C/O Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Dallas, Texas 75080

September 17, 2010

Mr. Mark C. Shannon	Via Edgar
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Reef Oil & Gas Income and Development Fund III, L.P.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 2, 2010
File No. 0-53759

Dear Mr. Shannon:

On behalf of Reef Oil and Gas Partners, L.P., the managing general partner of Reef Oil & Gas Income and Development Fund III, L.P. (the "Partnership"), we have electronically transmitted for filing with the Securities and Exchange Commission (the "Commission"), Amendment No. 1 ("Amendment No. 1") to the Form 10-K of the Partnership.

    Set forth below is the response to the comment contained in the Commission's July 30, 2010 letter to Mr. Michael Mauceli.  For ease of reference, the comment has been repeated below in italics, with the response set forth below the comment.  The numbering below corresponds to that used in the Commission's comment letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Accounting Firm, page F-1

1.
The audit opinion you included in your filing does not appear to be signed.  Please amend your filing to include a signed audit opinion as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009 and the period from November 27, 2007 (date of inception) through December 31, 2007.

We have amended our filing to include the signed audit opinion.

We acknowledge that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for considering our response.  We would welcome an opportunity to discuss this letter and the information set forth herein with the Commission and provide additional information that may be helpful to the Commission in consideration of this matter.  Should you have any additional questions or comments, please contact the undersigned at (972) 437-6792 or Jon Carroll of Baker & McKenzie LLP at (214) 978-3023.

Sincerely, Reef Oil & Gas Income and Development Fund III, L.P. Reef Oil & Gas Partners, L.P., Its Managing General Partner

By:	/s/ Daniel C. Sibley
Daniel C. Sibley Chief Financial Officer and General Counsel of Reef Exploration, L.P. (principal accounting and financial officer)

cc:	David Tierney, Chief Financial Reporting Officer and Treasurer, Reef Exploration, L.P.
Jon Carroll, Baker & McKenzie LLP